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SEC Mail Processing

FEB 2 4 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCHANGERIGHT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 E. COLORADO BLVD., SUITE 310
(No. and Street)

PASADENA	CA	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Ungerecht 626-564-1031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd, Suite 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCHANGERIGHT SECURITIES, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SEC Mail Processing

FEB 24 2021

Washington, DC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 18th day of January, 20 21, by Warren Thomas, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OLGA ABIGAIL BAGHDASARIAN
Notary Public - California
Los Angeles County
Commission # 2272049
My Comm. Expires Dec 20, 2022

(Seal) Signature Olga Abigail Bag

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of ExchangeRight Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of ExchangeRight Securities, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of ExchangeRight Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of ExchangeRight Securities, LLC's management. My responsibility is to express an opinion on ExchangeRight Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ExchangeRight Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the ExchangeRight Securities, LLC's financial statements. The Supplemental Information is the responsibility of the ExchangeRight Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as ExchangeRight Securities, LLC's auditor since 2018.
Tarzana, California
February 3, 2021

EXCHANGERIGHT SECURITIES, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	297,465
Broker/Dealer Fees Receivable		162,737
Other Assets		2,393
Total Assets		462,595

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions Payable		4,816
Income Taxes Payable		2,500
Due To Related Party		6,047
Accounts Payable and Accrued Expenses		2,499
Total Liabilities		15,862

MEMBERS' EQUITY:

Members' Equity		446,733
Total Members' Equity		446,733
Total Liabilities and Members' Equity	$	462,595

The accompanying notes are an integral part of these financial statements.

EXCHANGERIGHT SECURITIES, LLC

Statement of Income
For the 12 Months Ended December 31, 2020

REVENUES:		
Reallowance Fees	$	1,635,818
Wholesale Supervision Fees		231,930
Other Income		997
Total income		1,868,745
EXPENSES:		
Commissions Expense		1,201,581
Regulatory Expenses		28,049
Payroll expenses		24,866
Professional Fees		58,010
Rent expense		21,307
Insurance expense		2,109
Other Expenses		26,124
Total expenses		1,362,046
INCOME BEFORE INCOME TAXES		506,699
INCOME TAX PROVISION		
Income tax expense		6,800
NET INCOME	$	499,899

The accompanying notes are an integral part of these financial statements.

EXCHANGERIGHT SECURITIES, LLC

Statement of Changes in Members' Equity
For the 12 Months Ended December 31, 2020

	Total Members' Equity
Beginning Balance December 31, 2019	$ 357,134
Capital Distributions	(410,300)
Net Income	499,899
Ending Balance December 31, 2020	$ 446,733

The accompanying notes are an integral part of these financial statements.

EXCHANGERIGHT SECURITIES, LLC

Statement of Cash Flows
For the 12 Months Ended December 31, 2020

Net Income		$ 499,899
Adustments to reconcile net income to net cash provided by operating activities:		
(Increase in) Decrease in:		
Broker/Dealer Fees Receivable		(49,577)
Other Assets		14,938
Increase in (Decrease in):		
Due To Related Party		(5,538)
Commissions Payable		(15,667)
	Total Adjustments	(55,844)
	Net Cash Provided by Operating Activities	444,055
CASH FLOWS FROM FINANCING ACTIVITIES:		
	Capital Distributions	(410,300)
	Net cash used in financing activities	(410,300)
Increase In Cash		33,755
	Cash - Beginning of Period	263,710
	Cash - End of Period	$ 297,465
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
	Income taxes	$ 6,800
	Interest	-0-

The accompanying notes are an integral part of these financial statements.

EXCHANGERIGHT SECURITIES, LLC
Notes to Financial Statements
For the year ended December 31, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

ExchangeRight Securities, LLC, (the "Company"), was formed January 6, 2016, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities. The Company was approved to do business by FINRA/SEC on October 9, 2017.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing agencies for year ending December 31, 2017, 2018 and 2019.

The management has reviewed the results of operations for the year ended December 31, 2020 through February 3, 2021 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2020.

ASC606-REVENUE RECOGNITION POLICY

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Note 2: <u>INCOME TAXES</u>

The Company is subject to a limited liability company gross receipts fee of $6,000 and a minimum franchise tax of $800 as if the Company files taxes on a stand-alone basis. At December 31, 2020, the Company was subject to the limited liability company income tax or $6,800. The Company files a consolidated tax return and the taxes are paid by the parent.

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

ExchangeRight Securities, LLC is fully owned by ExchangeRight Holdings, LLC. Throughout the year, ExchangeRight Securities, LLC shares certain expenses with JRW Investments and ExchangeRight Real Estate. During 2020, this amount totaled $96,044 of which $89,997 was paid at December 31, 2020. The balance of $6,047 has been paid by the date of the audit, February 3, 2021.

Note 4: <u>COMMITMENTS AND CONTINGENCIES</u>

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The company is not subjected to this requirement inasmuch as it has an expense sharing agreement with an affiliate.

ExchangeRight Securities' $21,304 total rent expense for the year was paid to an affiliate.

Note 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $1,058. The Company's actual net capital of $286,419 was $281,419 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $15,862 to net capital was .055 to 1, which is less than the 8 to 1 maximum ratio allowed for a broker dealer.

Note 6: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

EXCHANGERIGHT SECURITIES, LLC

Schedule I

Statement of Net Capital

December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Members' Equity, December 31, 2020	$ 446,733	$ 446,733	$ -
Subtract - Non allowable assets:			
Accounts Receivable	157,921	157,921	-
Other Assets	2,393	2,393	-
Tentative Net Capital	286,419	286,419	-
Haircuts	0	0	-
Net Capital	286,419	286,419	-
Minimum Net Capital	5,000	5,000	-
Excess Net Capital	$ 281,419	$ 281,419	$ -
Aggregate Indebtedness	15,862	15,862	-
Ratio of Aggregate Indebtedness to Net Capital	0.055	0.055	

There were no differences between the Audit and Focus at December 31, 2020.

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 (e) of the Securities and Exchange Commission
December 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Releasc 34-70073 and therefore is not subject to the Rule.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2020

The Company has no possession or control obligations under SEC 15c3-3 (b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Assertions Regarding Exemption Provisions

We, as members of management of ExchangeRight Securities LLC (the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. ExchangeRight Securities, LLC's, business activities are private placements of securities, broker selling oil and gas interests, and broker supervising associated persons engaged in wholesaling activities on behalf of affiliated sponsors and issuers.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2020 through December 31, 2020.

ExchangeRight Securities LLC

By:

Warren Thomas, Principal

February 3, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
ExchangeRight Securities, LLC
Pasadena, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which ExchangeRight Securities, LLC, stated that ExchangeRight Securities, LLC's, business activities are private placements of securities, broker selling oil and gas interests, and broker supervising associated persons engaged in wholesaling activities on behalf of affiliated sponsors/issuers, and that it has not held customer funds or securities and that ExchangeRight Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. ExchangeRight Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. ExchangeRight Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about ExchangeRight Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2021

EXCHANGERIGHT SECURITIES LLC

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